China Finance Online Co. Limited
November 13, 2006
CONFIDENTIAL

TO:	Ms. Kristi Beshears Staff Accountant Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549

CC:	Mr. Daniel L. Gordan Branch Chief Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549

Re:	China Finance Online Co. Limited Form 20-F for the year ended December 31, 2005 (File No. 000-50975)
Dear Ms. Beshears,
     I refer to your fax of November 3, 2006 to China Finance Online Co., Limited (the “Company”) regarding SEC comments on the Company’s Form 20-F filed on May 23, 2006. Attached to this cover letter please find our responses to the SEC comments, which we are filing via EDGAR.
     Please direct any future correspondence with respect to this matter to the Company as set forth below:

China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial Street
Xicheng District, Beijing 100032
People’s Republic of China
Tel: +86 (10) 5832 5288
Fax: +86 (10) 5832 5200
Attention: Jun Wang

With a copy to:

Ms. Kristi Beshears and Mr. Daniel L. Gordan, November 13, 2006 — Page 2

O’Melveny & Myers LLP
Plaza 66, 37th Floor
1266 Nanjing Road West
Shanghai 200040
People’s Republic of China
Tel: +86 (21) 2307-7068
Fax: +86 (21) 2307-7300
Attention: Todd Bissett, Esq.
     I would appreciate your acknowledging receipt of this letter and our responses to the SEC comments by emailing me at jwang@jrj.com.
     Thank you for your assistance in this matter.

Very truly yours,
/s/ Jun Wang
Jun Wang
Chief Financial Officer China Finance Online Co. Limited

cc:	Howard Zhang, Esq. David Lin, Esq. Todd Bissett, Esq.

Ms. Kristi Beshears and Mr. Daniel L. Gordan, November 13, 2006 — Page 3
Consolidated Statements of Cash Flows, page F-6
1.	We note from your response to comment 1 that you will properly attribute the effect of exchange rate changes to different activities of cash flows in future filings. Paragraph 101 of SFAS 95 states that exchange rate changes themselves do not give rise to cash flows, and their effects on items other than cash have no place in a statement of cash flows. Please confirm that you will present the effect of exchange rate changes on cash as a separate item in the reconciliation of beginning and ending balances of cash.
Responses:
We confirm that in future filings we will present the effect of exchange rate changes on cash as a separate item in the reconciliation of beginning and ending balances of cash.